NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

April 3, 2013

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder, NYSE MKT LLC (“NYSE MKT” or the “Exchange”), has determined to strike from listing and registration on the Exchange the following:

Gold Reserve Inc.

Class A common shares, no par value per share

Preferred share purchase rights

Commission File Number – 001-31819

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreement with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1002(c) of the NYSE MKT Company Guide, which states that the Exchange, as a matter of policy, will consider the suspension of trading in, or removal from listing or unlisted trading of, any security when, in the opinion of the Exchange the issuer has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company.

(b)

Section 1003(c)(i) of the NYSE MKT Company Guide, which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer whenever any of the following events shall occur, including if the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as sale, lease, spin-off, distribution, foreclosure, discontinuance, abandonment, destruction, condemnation, seizure or expropriation. Where the issuer has substantially discontinued the business that it conducted at the time it was listed or admitted to trading, and has become engaged in ventures or promotions which have not developed to a commercial stage or the success of which is problematical, it shall not be considered an operating company for the purposes of continued trading and listing on the Exchange.

2.

The common stock of Gold Reserve Inc. (the “Company”) does not qualify for continued listing for the following reasons:

(a)

From 1992 to 2008, the Company focused substantially all of its management and financial resources on the development of the Company’s sole material operating asset, the Brisas gold and copper project (the “Brisas Project”), in the Republic of Venezuela (“Venezuela”).  In March 2007, the Venezuelan government authorized the commencement of construction activities on the Brisas Project. In April 2008, the Venezuelan government revoked its authorization without prior notification. On October 21, 2009, the Company filed an arbitration claim (the “Arbitration Claim”) under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against Venezuela.   On October 26, 2009, Venezuelan government personnel arrived at the Brisas Project camp site, claimed ownership of the Brisas Alluvial Concession, seized assets, expelled personnel and took physical possession of the property.  Subsequently, on November 4, 2009, Venezuela notified the Company through the issuance of an Administrative Act, dated October 20, 2009, of its intent to cancel the Company’s underlying hard rock concession which was formally cancelled in June 2010.  As a result, the Company was forced to cease development of the Brisas Project.

Based on a review of all information and documentation, Exchange staff (“Staff”) determined that as a result of expropriation by the Venezuelan government of the Company’s sole material operating asset, the Company has “substantially discontinued the business that it conducted at the time it was listed or admitted to trading” pursuant to Section 1003(c)(i) of the Company Guide.  As such, the Company is no longer an operating company for the purposes of continued listing on the Exchange and is subject to delisting under Section 1003(c)(i).

Furthermore, following the seizure of the Brisas Project by the Venezuelan government, the Company became subject to Section 1002(c), which states that, “the Exchange, as a matter of policy, will consider the suspension of trading in, or removal from listing or unlisted trading of, any security when, in the opinion of the Exchange the issuer has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company.”

According to the Company’s representatives, the Company’s primary focus continues to be the pursuit of the Arbitration Claim, which the Exchange does not consider to constitute the conduct of an operating business for purposes of Section 1002(c).  There are currently no other properties majority-owned or operated by the Company. Therefore, the Company is without specific material business operations.

2.

In reviewing the eligibility of the Company’s common stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

By letter dated June 20, 2011, Staff notified the Company that the Company had substantially discontinued the business that it conducted at the time it was listed and admitted to trading; acquiring, exploring and developing mining projects, and therefore was noncompliant with Sections 1002(c) and 1003(c)(i) of the Company Guide. In this regard, the Company had been forced to abandon its sole source of operations as a result of expropriation by the Venezuelan government of the Brisas Project.  Based on Staff’s review of publicly available information and conversations with the Company, Staff determined that the Company owned no other mining properties and that all mining exploration by the Company had ceased (the “Staff Determination”). The Company was informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by June 27, 2011.

(b)

The Company appealed the Staff Determination to the Panel within the requisite time period.

(c)

On August 10, 2011, an oral hearing was held before the Panel.

(d)

On August 16, 2011, the Company and the Exchange were notified of the panel’s decision.  The Panel determined:

i.

The Company was not an operating company as Gold Reserve’s pursuit of the Arbitration Claim cannot be deemed a substitution for business operations.

ii.

Remanded the matter to Staff for consideration of whether the Company could formulate an acceptable compliance plan under which it will once again become an operating company.

(e)

On October 21, 2011, the Company submitted a plan to regain compliance with the Exchange’s continued listing standards by December 20, 2012 (the “Plan”).

(f)

On October 27, 2011, the Exchange notified the Company that the Exchange had accepted the Plan.

(g)

After reviewing the Plan and the information provided by the Company as well as publicly available information, Staff determined that the Company had not made progress consistent with the Plan, as all mining expenditures for the duration of the 18-month Plan Period were de minimis in nature. Additionally, the Staff determined that the Company’s mere execution of a single option agreement to acquire up to a 60% interest in the La Tortuga property is immaterial and would not constitute material business operations.  Therefore, the Company did not demonstrate that it had become an operating company by the end of the 18-month Plan Period.

(h)

Based on the foregoing, the Exchange determined that the Company’s common stock was subject to immediate delisting proceedings pursuant to Section 1009 of the Company Guide.  By letter dated January 3, 2013, Staff notified the Company of its determination to delist the Company’s Common Stock.  The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before the Panel within seven days of the Staff Determination, or by January 10, 2013.

(i)

On January 8, 2013, the Company requested an oral hearing to appeal the Staff Determination.

(j)

An oral hearing was held on February 28, 2013, before the Panel.

(k)

On March 7, 2013, the Company and the Exchange were notified that the Panel determined to uphold the Exchange’s recommendation to delist the Company’s common stock (“Panel’s Decision”).  The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request that the full Committee on Securities review the Panel’s Decision within fifteen days.

(l)

The Company did not appeal the Panel’s decision to the full Committee on Securities within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards. To date, the Company remains non-compliant with Section 1002(c) and Section 1003(c)(i).

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

2.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

3.

The Exchange official whose signature is set forth below is duly authorized to file this application.

4.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s common stock from listing and/or registration by issuing a press release and posting notice on www.nyx.com.  Further, a copy of this application has been forwarded to Mr. Rockne J. Timm, Chief Executive Officer, Gold Reserve Inc., at the Company’s last known business address.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC